Lizhan Environmental Corporation Reports

Fiscal Year 2011 Third Quarter Results

Commenced Commercial Production of Evergreen Products in June 2011

ZHEJIANG, CHINA - August 16, 2011 - Lizhan Environmental Corporation ("Lizhan" or the "Company") (Nasdaq: LZEN - News), one of China's leading manufacturers of eco-friendly fabrics made from patented technologies, announced today its three- and nine-month results for the fiscal third quarter of 2011 ended June 30, 2011.

Financial Summary

$mill USD	Q3 2011 2011	Q3 2010 2010	% Chg.	YTD 2011 2011	YTD 2010 2010	% Chg.
Net Sales	$11.1	$12.2	-9%	$27.8	$34.6	-20%
Gross Profit	$1.3	$2.8	-56%	$5.5	$8.6	-35%
Operating Income	$0.1	$2.1	-97%	$1.8	$6.7	-73%
Net Income	$0.1	$1.9	-96%	$2.0	$6.3	-69%
EPS	$0.01	$0.17	-97%	$0.15	$0.57	-74%

“We experienced a challenging quarter, as pricing adjustments and higher sales of recycled leather flocked fabric were more than offset by significant increases in the cost of raw materials and labor,” explained Chairman and Chief Executive Officer Jiangfeng Liu. “While we have recently seen stabilization in prices for base fabrics, we anticipate a lag between our recent price increases and margin stability.”

Mr. Liu continued, “We met an important milestone in June as we commenced production at our first Evergreen line. We also signed two important customers by securing $12.4 million in Evergreen orders while making consistent volume improvements. We will continue to take additional steps to optimize both output and profitability.”

The Company had 30 customers for its ultra suede products and 45 customers for its flocked leather fabric products at June 30, 2011.  Total backlog was approximately 1.8 million meters at the end of the third quarter, equal to approximately $6.9 million based on current market prices.

“To minimize production impacted by future government imposed power restrictions we completed the installation of three backup power generators.”

Three months Ended June 30, 2011 Financial Results (Unaudited)
Net Sales for the three months ended June 30, 2011 were $11.1 million, a 9% decline from $12.2 million in the prior year. Sales of our recycled leather flocked fabrics increased from 7% to $8.9 million year-over-year, after the Company raised prices by 6% to 10% to help reduce adverse impact of rising production costs. The Company sold $1.6 million of ultra suede leather products, down 42% % from the same period last year, due to planned product rationalization.

Gross Profit and Gross Profit Margin

Gross profit was $1.3 million compared to $2.8 million in the year ago quarter. The 56% decline was a result of adjustment of product structure and rising raw materials and labor costs which more than offset pricing adjustments. It takes between 7 to 9 months on average for pricing adjustments to be fully passed through. Management is currently evaluating additional price hikes in light of rising input costs. Gross margins were 11% and 23% in the three months ended June 30, 2011 and 2010, respectively.

Lizhan commenced initial production of its Evergreen Products in June 2011, with approximately 25,500 meters of base fabrics used to produce Evergreen Products in the third quarter. While no revenues were recognized in the third quarter of 2011, management believes Evergreen Products will generate higher margins than the corporate average.

Operating Expenses and Operating Income

Operating expenses increased by $0.4 million to $1.2 million, representing approximately 11% of revenues. The year-over-year increase was primarily due to higher salaries and expenses related to the addition of Evergreen Products.

Net Income

Net income attributable to common shareholders was $0.1 million compared to $1.9 million in the three months ended June 30, 2010. Earnings per share was $0.01 based on 13.6 million weighted average shares outstanding in the third quarter of 2011 versus $0.17 and 11.1 million in the same period last year, respectively.

Nine months Ended June 30, 2011 Financial Results (Unaudited)

Net Sales

Net sales for the nine months ended June 30, 2011 were $27.8 million, a 20% decline from $34.6 million in 2010.  Sales in the first nine months of fiscal 2011 were negatively impacted by a shutdown of production mandated by the local government to review and repair the steam supply systems during the second quarter. Sales of the lower margin ultrasuede leather products decreased by 35% to $5.4 million due to management’s ongoing efforts to reallocate capital to its higher margin businesses such as recycled leather flocked fabric and Evergreen Products.

Gross profit for the nine months ended June 30, 2011 decreased 35% to $5.5 million, from $8.6 million for the nine months ended June 30, 2010.  Gross margin was 20%, down from 25% in the first three quarters of fiscal 2010.

General and administrative expenses totaled $3.0 million and selling and marketing expenses were $0.7 million compared to $1.4 million and $0.4 million in the nine months ended June 30, 2010, respectively. The increase was attributed to $0.3 million of public company expenses, as well as a one-time cost of $0.6 million to establish our operating subsidiary, Hongzhan. These expenses were not incurred in the prior year period.

Net income attributable to common shareholders declined from $6.3 million to $2 million for the nine months ended June 30, 2011. The fully diluted earnings per share were $0.15 and $0.57 in the first nine months of 2011 and 2010, respectively.

Balance Sheet and Cash Flow Statement

The Company had $3.0 million in cash and cash equivalents at June 30, 2011 compared to $3.7 million at September 30, 2010. Accounts receivable was $8.6 million, representing days sales outstanding of 77 days. Inventories increased from $4.7 million at the end of fiscal 2010 to $12.6 million at June 30, 2011. Shareholder equity was $28.1 million, up from $17.7 million at September 30, 2010, as a result of its IPO in November 2010.

Operating cash flows were an outflow of $9.8 million in the first nine months of fiscal 2011 as a result of increases in inventories and prepayments to support future growth. The Company spent approximately $8.8 million on capital expenditures related to the construction of its Evergreen Products manufacturing facility.

Business Updates

Evergreen Products

Lizhan completed installation of several pieces of equipment for Line 1 of its Evergreen Products manufacturing line in June 2011.  We have finished the production of 25,500 meters from July 1st to August 15th.

In June 2011, the Company signed agreements with two customers for its Evergreen Products totaling $12.4 million. The separate one-year agreements with Novatex S.p.A. (“Novatex”) and Beijing Hengxin Kaibo Textile Co. Ltd. (“Hengxin Kaibo”) encompass delivery of 495,000 meters and 420,000 meters of Evergreen Products, respectively, over the next twelve months. Novatex is a leading manufacturer and distributor of textiles based in Italy. Hengxin Kaibo is an international distributor of fabrics and related products. The Company expects to deliver initial shipments to Novatex and Hengxin Kaibo in the fourth quarter of 2011.

Power Rationing

During the third quarter of 2011, the Company experienced intermittent power supply disruptions as a result of mandatory power restrictions imposed by the local government of Tongxiang City. Lizhan purchased and installed three backup power generators and secured additional diesel supplies, which it has used to maintain full operations on the days when electricity from the grid is not available.

About Lizhan Environmental Corporation
Lizhan Environmental Corporation is one of China's leading manufacturers of eco-friendly fabrics whose products are developed with patented technology that regenerates collagen fiber from leftover cuttings, pieces and trimmings of genuine leather. The Company's products are mainly used in furniture, garments and other consumer applications. For more information about Lizhan Environmental Corporation, please visit www.lzencorp.com.

Safe Harbor Statements
This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on 20F, as amended. Some of risks inherent in an investment in our company include, but are not limited to, our limited operation history, our need to maintain sufficient levels of liquidity and working capitals, the potential need to reduce our expansion plans, price inflation in the PRC, difficulties in developing and selling our new Evergreen Products, seasonal patterns in our business, protection of our intellectual property and the risk of infringing the intellectual property of others, customer decisions to discontinue purchasing our products, and restrictions imposed by Chinese regulations, including every policies.  All information provided in this press release is as of February 1 2011. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Contacts:
Company:
Lizhan Environmental Corporation
Silvia Liu, Investor Relations Manager
Email:          ir@lezncorp.com
Phone:         +011-86-573-8862-268

Investor Relations:
MZ-HCI
Ted Haberfield, President
Email:          thaberfield@hcinternational.net
Phone:         +1-760-755-2716

Financial Tables to Follow:

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED BALANCE SHEETS

( IN US DOLLARS)

	June 30, 2011	September 30, 2010
	(Unaudited)

Assets
Current assets
Cash	$1,297,361	$2,597,366
Restricted cash	1,692,583	1,072,416
Accounts receivable, net	8,611,277	7,310,194
Inventories	12,602,881	4,666,496
Amounts due from directors	5,415	1,497
Value added tax receivable	1,196,150	37,586
Prepaid expenses and other current assets	3,359,659	2,442,120
Total current assets	28,765,326	18,127,675

Other assets
Property, plant and equipment, net	31,513,240	12,906,655
Land use rights	1,667,526	1,638,248
Intangible assets, net	603,958	628,333
Deposits for plant and equipment	1,777,807	11,385,603
Security deposit and prepaid rent	2,060,858	-
Total other assets	37,623,389	26,558,839

Total assets	$66,388,715	$44,686,514

Liabilities and stockholders' equity
Current liabilities
Accounts payable	$10,217,119	$8,158,461
Bank acceptance notes payable	3,239,731	2,144,832
Short-term loans	16,802,042	13,676,108
Accrued expenses and other payables	601,607	1,251,849
Payable for construction of building and machinery	56,819	297,153
Income taxes payable	164,130	702,713
Deferred income	-	110,106
Total current liabilities	31,081,448	26,341,222
Long-term loans	6,730,100	-

Total liabilities	37,811,548	26,341,222

Stockholders' equity
Common stock, $0.32 par; 31,250,000 shares authorized, 13,643,750 shares and 11,143,750 shares issued and outstanding as at June 30, 2011 and September 30, 2010, respectively	4,366,000	3,566,000
Additional paid-in capital	7,665,752	924,000
Statutory reserves	1,543,679	1,289,475
Retained earnings	12,763,801	11,053,506
Accumulated other comprehensive income	1,714,991	888,532
Total Lizhan stockholders’ equity	28,054,223	17,721,513

Less: Non-controlling interest	522,944	623,779

Total equity	28,577,167	18,345,292

Total liabilities and stockholders' equity	$66,388,715	$44,686,514

See accompanying notes to consolidated financial statements.

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)
( IN US DOLLARS)

	For the Three Months		For the Nine Months
	Ended June 30,		Ended June 30,
	2011	2010	2011	2010

NET SALES	$11,076,370	$12,202,035	$27,794,702	$34,625,400

Cost of sales	9,812,379	9,352,240	22,260,409	26,060,891

Gross profit	1,263,991	2,849,795	5,534,293	8,564,509

Operating expenses:
General and administrative expenses	962,984	569,659	3,011,317	1,368,131
Research and development expenses	36,228	2,773	68,431	103,824
Selling and marketing expenses	200,642	189,386	672,679	429,663
Total operating expenses	1,199,854	761,818	3,752,427	1,901,618

Operating income	64,137	2,087,977	1,781,866	6,662,891

Other income (expenses):
Other income	115,595	175,074	848,746	520,373
Exchange loss	(33,619)	(5,763)	(119,872)	(19,854)
Interest income	4,656	2,198	11,506	16,729
Interest expense	(78,641)	(129,100)	(152,222)	(217,168)
Other expenses, net	(7,177)	26,631	(162,243)	(11,419)
Total other income, net	814	69,040	425,915	288,661

Income before income taxes	64,951	2,157,017	2,207,781	6,951,552

Income tax expense	(27,627)	(288,871)	(363,149)	(627,457)

Net income before allocation of non-controlling interest	37,324	1,868,146	1,844,632	6,324,095

Net loss attributable to non-controlling interest	37,551	6,778	119,867	15,909

Net income attributable to the stockholders	74,875	1,874,924	1,964,499	6,340,004

Earnings per common share
- Basic and fully diluted	$0.01	$0.17	$0.15	$0.57

Weighted average number of common shares outstanding
- Basic and fully diluted	13,643,750	11,143,750	13,202,574	11,065,178

See accompanying notes to consolidated financial statements.

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)
( IN US DOLLARS)

	For the Nine Months
	Ended June 30,
	2011	2010

Cash flows from operating activities:
Net income	$1,844,632	$6,324,095
Add net loss attributable to non-controlling interest	119,867	15,909

Net income attributable to the Stockholders	1,964,499	6,340,004
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	546,014	498,475
Amortization of intangible assets	24,453	13,534
Amortization of land use rights	27,819	19,417
Loss on disposal	14,576	-
Recognition of noncash deferred income from exclusive distribution right granted by the Company to a customer	(112,199)	(485,643)
Non-controlling interest	(119,867)	(15,909)

Changes in assets and liabilities:
Accounts receivable	(1,028,093)	(7,227,244)
Inventories	(7,650,607)	(2,405,373)
Prepaid expenses and other current assets	(865,751)	(1,604,231)
Accounts payable	1,744,546	3,329,803
Accrued expenses and other payables	(224,147)	243,596
Increase in security deposit and prepaid rent	(2,028,779)	-
Income tax payable	(554,495)	450,619
Value added tax receivable	(714,132)	(38,259)
Value added tax payable	(835,084)	865,860

Net cash used in operating activities	(9,811,247)	(15,351)

Cash flows from investing activities:
Increase in restricted cash	(573,436)	(433,197)
Acquisition of land use rights	-	(626,211)
Proceeds from sale of property, plant and equipment	6,092	-
Payment for purchase of plant and equipment	(8,845,137)	(5,714,156)

Net cash used in by investing activities	(9,412,481)	(6,773,564)

Cash flows from financing activities:
Proceeds from short term bank loans	14,453,904	12,232,640
Repayment of short term bank loans	(14,895,594)	(3,369,470)
Proceeds from long term bank loans	9,671,474	-
Proceeds from bank acceptance notes payable	3,189,302	3,179,021
Repayment to acceptance notes payable	(2,185,601)	(5,108,409)
Issue of ordinary shares for cash	-	990,000
Sale of Common Stock for cash, net of offering stocks of 2.5 million	7,526,071	-
Repayment to a stockholder and director	(3,808)	(50,939)

Net cash provided by financing activities	17,755,748	7,872,843

Effect on change of exchange rates	167,975	22,098

Net (decrease) increase in cash	(1,300,005)	1,106,026
Cash at the beginning of period	2,597,366	864,162
Cash at the ending of period	$1,297,361	$1,970,188

Non-cash investing and financing transactions:
Payable due to contractors for construction of building and machinery	$23,068	$438,825
Transfer of deposit for plant and machinery to property, plant and equipment	$15,131,363	$-

Supplemental disclosures of cash flow information:
Cash paid for interest	$780,852	$217,168
Cash paid for profit tax	$917,643	$-

See accompanying notes to the consolidated financial statements.